TTM Technologies, Inc. $155,000,000 Convertible Senior Notes due 2015	Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-148687

Security Information

Company name	TTM Technologies, Inc.
Security	Convertible Senior Notes
Registration format	Registered offering
CUSIP	87305RAC3
ISIN	US87305RAC34
Ranking	Senior
Common stock ticker	NASDAQ: “TTMI”

Size

	Bonds	Proceeds

Base deal	155,000	$155,000,000
Underwriters’ option	20,000	$20,000,000

Total	175,000	$175,000,000

Terms

Par amount per bond	$1,000
Issue price	$1,000
Coupon	3.25%
Conversion premium	27.50%
Last sale of common	$12.52
Conversion price	$15.96
Conversion ratio	62.6449

Dates

Trade Date	05/09/08
Settlement Date	05/14/08
Maturity	7 Years
Maturity Date	05/15/15
Coupon Payment Dates	05/15,11/15
First Coupon Date	11/15/08

Call Schedule

First call date	Call Price
None	N/A

Put Schedule

Put schedule	Put Price
None	N/A

Underwriting		Economics

Book-Runners	JPMorgan	60.00%
	UBS Investment Bank	40.00%

Economics Breakdown

Gross Spread (per note)	$28.750	2.875%

The notes and the common stock issuable upon conversion of the notes have been registered under the Securities Act of 1933, as amended.
This communication shall not constitute an offer to sell nor the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.
A copy of the prospectus supplement and the accompanying prospectus for the offering of the convertible notes may be obtained by contacting J.P. Morgan Securities Inc., 1 Chase Manhattan Plaza, 5th floor, New York, NY 10081, telephone number (718) 242-8002, or UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, New York 10171, telephone number (888) 827-7275.

TTM Technologies, Inc.
$155,000,000 Convertible Senior Notes due 2015

Adjustment to shares delivered upon conversion upon certain Fundamental Changes

Assumptions:
Stock price at issue	$12.52
Conversion premium	27.50%
Conversion price	$15.96
Face value	$1,000.00
Conversion ratio	62.6449

Effective date	$12.52	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00
5/14/2008	17.2273	18.6614	16.5674	14.8247	13.3578	12.1106	11.0409	10.1158	9.3098	6.4885	4.8300	3.7580	3.0161	2.4756	2.0662
5/15/2009	17.2273	18.5514	16.3488	14.5273	13.0038	11.7171	10.6204	9.6780	8.8622	6.0535	4.4467	3.4305	2.7388	2.2410	1.8671
5/15/2010	17.2273	18.3936	16.0546	14.1343	12.5407	11.2054	10.0764	9.1141	8.2879	5.5043	3.9689	3.0267	2.3999	1.9564	1.6271
5/15/2011	17.2273	18.1098	15.6023	13.5623	11.8857	10.4949	9.3314	8.3503	7.5170	4.7919	3.3648	2.5260	1.9865	1.6135	1.3409
5/15/2012	17.2273	17.6530	14.9251	12.7311	10.9510	9.4948	8.2946	7.2981	6.4651	3.8595	2.6007	1.9103	1.4884	1.2066	1.0045
5/15/2013	17.2273	16.8694	13.8406	11.4434	9.5350	8.0072	6.7773	5.7819	4.9721	2.6264	1.6487	1.1762	0.9118	0.7433	0.6244
5/15/2014	17.2273	15.4621	11.9401	9.2260	7.1416	5.5458	4.3265	3.3968	2.6884	0.9970	0.5320	0.3740	0.2990	0.2512	0.2156
5/15/2015	17.2273	14.2660	8.7723	4.0112	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year

•	If the stock price is greater than $50.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	If the stock price is less than $12.52 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 79.8722 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “-Conversion rate adjustments.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2008:

- on an actual basis; and
- on an as adjusted basis to reflect the sale of the notes (assuming the underwriters' over-allotment option is not exercised), and the application of the net proceeds therefrom as described in "Use of proceeds."

You should read this table in conjunction with "Use of proceeds" as well as our "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements, including the related notes, incorporated by reference in the prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

March 31, 2008 (in thousands, except par value)	**Actual (unaudited)**	**As adjusted (unaudited)**
Cash and cash equivalents(1)	$ 32,569	$ 94,233
Long-term debt:		
3.25% Convertible Senior Notes due 2015	$ —	$ 155,000
Other long-term debt, including current portion	75,000	—
Total long-term debt	$ 75,000	$ 155,000
Stockholders' equity:		
Common stock, $0.001 par value; 100,000 shares authorized, 42,553 shares issued and outstanding (2)	$ 42	$ 42
Additional paid-in capital	174,505	176,411
Retained earnings	168,709	166,430
Accumulated other comprehensive income	1,429	2,541
Total stockholders' equity	**$ 344,685**	**$ 345,424**
Total capitalization(3)	**$ 419,685**	**$ 500,424**

(1) As adjusted amount does not reflect the $11.0 million principal repayment of our term loan under our senior credit facility subsequent to March 31, 2008.

(2) Excludes the following as of March 31, 2008:

- 2,372 shares of common stock issuable upon the exercise of outstanding stock options;
- 5,628 shares of common stock reserved for issuance under our 2006 Incentive Compensation Plan; and
- 9,710 shares of common stock issuable upon conversion of the notes offered hereby.

(3) Total capitalization is the sum of total long-term debt and total stockholders' equity.